[Calpine Letterhead]

February 6, 2009
VIA EDGAR AND FACSIMILE
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Calpine Corporation (the “Company”)
Registration Statement on Form S-3 (Registration No. 333-152982)

Dear Mr. Owings:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-152982) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 p.m. Washington D.C. time on February 10, 2009 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges that it may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Richard C. Witzel, Jr. of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0700 and that such effectiveness also be confirmed in writing.

Very truly yours,

Calpine Corporation

By:	/s/ Zamir Rauf
Name: Zamir Rauf
Title: Executive Vice President and
Chief Financial Officer

cc:          Securities and Exchange Commission
Blair Petrillo
John Fieldsend

cc:          Calpine Corporation
W. Thaddeus Miller

cc:          Skadden, Arps, Slate, Meagher & Flom LLP
Joseph A. Coco
Peter C. Krupp
Richard C. Witzel, Jr.